Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months
	Ended	For the Year Ended December 31,
(dollars in thousands)	March 31, 2013	2012	2011	2010	2009	2008
Computation of Earnings
Pre-tax Income (loss) before minority interest and equity investments	$275,440	$595,288	$480,280	$38,219	$64,641	$110,381

Add:
Fixed Charges	14,806	80,202	54,557	51,643	45,856	40,505

Less:
Capitalized interest	(382)	(3,022)	(1,091)	(1,747)	(2,020)	(1,812)

Total Earnings	$289,864	$672,468	$533,746	$88,115	$108,477	$149,074

Computation of Fixed Charges:
Interest expense	$14,157	$76,214	$52,995	$49,695	$43,822	$38,682
Capitalized interest	382	3,022	1,091	1,747	2,020	1,812
Interest portion of rental expense	267	966	471	201	14	11

Total Fixed Charges	$14,806	$80,202	$54,557	$51,643	$45,856	$40,505

Ratio of Earnings to Fixed Charges	19.6x	8.4x	9.8x	1.7x	2.4x	3.7x

Earnings available for fixed charges are calculated by determining the sum of income (loss) from operations before adjustments for taxes and income from equity investees, distributed income of equity investees and, fixed charges; less: capitalized interest.

Fixed charges are calculated as interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; and an estimate of interest within rental expenses (equal to one-third of rental expense).